Exhibit 21.1

Subsidiaries List

Entity Name	Jurisdiction of Incorporation

HotApp BlockChain Pte. Ltd.	Republic of Singapore

HotApp International Limited	Hong Kong

Smart Reward Express Limited	Hong Kong

Hapi Cafe Limited	Hong Kong

Hapi Group HK Limited (f.k.a. MOC HK Limited)	Hong Kong

Guangdong LeFu Wealth Investment Consulting Co., Ltd. (f.k.a. Shenzhen Leyouyou Catering Management Co., Ltd.)	People’s Republic of China

Dongguan Leyouyou Catering Management Co., Ltd.	People’s Republic of China

Hapi Robot Service Pte. Ltd. (f.k.a. Hapi Acquisition Pte. Ltd.)	Republic of Singapore

Hapi Cafe Co., Ltd	Taiwan